UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2011

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

TO CNMV (SPANISH SECURITIES

EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following

RELEVANT EVENT

BBVA notes the announcements made today by the European Banking Authority (EBA) and competent National Supervisor regarding the capital exercise, which demonstrate the following result for BBVA:

The capital exercise proposed by the EBA and agreed by the Council on October the 26th 2011 requires banks to strengthen their capital positions by building up a temporary capital buffer against sovereign debt exposures to reflect current market prices. In addition, it requires them to establish a buffer such that the Core Tier 1 capital ratio reaches a level of 9% by the end of June 2012. The amount of any final capital buffer identified is based on September 2011 figures, and constitutes an exceptional and temporary buffer. The amount of the sovereign capital buffer will not be revised.

Following completion of the capital exercise conducted by the European Banking Authority, in close cooperation with the competent national authority, and conducted to 71 banks across Europe, the exercise has determined that for BBVA:

The final quantification of the capital buffer as of September 2011, in line with BBVA’s estimation after the preliminary release, is €6,329 mn which must be addressed by end June 2012. Of this buffer, €2,313 mn corresponds to the sovereign buffer.

BBVA will ensure that by the end of June 2012 the bank will adhere to the 9% Core Tier 1 capital ratio and, to this end, submit a plan to the national supervisory authority. In this plan the bank will set out the proposed mix of actions to meet the required 9% target thereby bringing the extra buffer required to zero by June 2012. The plan – to be submitted by January the 20th 2012 – will be discussed with the national competent authorities, in consultation with the relevant college of supervisors and the EBA.

BBVA has already adopted measures to address the capital buffer required by the EBA. Amid them, the exchange offer of preferred shares for mandatory convertibles announced on November the 22nd. In addition, BBVA will meet the requirements established by the EBA through a combination of organic capital generation and other measures of balance-sheet management. As stated in the relevant event released on October the 27th 2011, BBVA rules out in any case the use of public support.

Notes

Find attached detailed information of the results of the EBA exercise. Further information could also be consulted on the EBA website (www.eba.europa.eu).

Composition of capital as of 30 September 2011 (CRD3 rules)

Name of the bank: ES060 BANCO BILBAO VIZCAYA ARGENTARIA S.A. (BBVA)

Capital position CRD3 rules	September 2011 Million EUR	September 2011 % RWA	References to COREP reporting
A) Common equity before deductions (Original own funds without hybrid instruments and government support measures other than ordinary shares) (+)	28,423		COREP CA 1.1 - hybrid instruments and government support measures other than ordinary shares
Of which: (+) eligible capital and reserves	36,355		COREP CA 1.1.1 + COREP line 1.1.2.1
Of which: (-) intangibles assets (including goodwill)	-11,452		Net amount included in T1 own funds (COREP line 1.1.5.1)
Of which: (-/+) adjustment to valuation differences in other AFS assets [1]	1,257		Prudential filters for regulatory capital (COREP line 1.1.2.6.06)
B) Deductions from common equity (Elements deducted from original own funds) (-)	-2,444		COREP CA 1.3.T1* (negative amount)
Of which: (-) deductions of participations and subordinated claims	-2,073		Total of items as defined by Article 57 (l), (m), (n) (o) and (p) of Directive 2006/48/EC and deducted from original own funds (COREP lines from 1.3.1 to 1.3.5 included in line 1.3.T1*)
Of which: (-) securitisation exposures not included in RWA according with CRD3 (2)	0		COREP line 1.3.7 included in line 1.3.T1* (50% securitisation exposures in the banking and trading book subject to 1250% risk weight; Art. 57 (r) of Directive 2006/48/EC)
Of which: (-) IRB provision shortfall and IRB equity expected loss amounts (before tax)	-371		As defined by Article 57 (q) of Directive 2006/48/EC (COREP line 1.3.8 included in 1.3.T1*)
C) Common equity (A+B)	25,979	7.79%	
Of which: ordinary shares subscribed by government	0		Paid up ordinary shares subscribed by government
D) Other Existing government support measures (+)	0		
E) Core Tier 1 including existing government support measures (C+D)	25,979	7.79%	Common equity + Existing government support measures included in T1 other than ordinary shares
Shortfall to 9% before application sovereign capital buffer	4,016	1.21%	9%RWA-Core Tier 1 including existing government support measures; if >0.
F) Hybrid instruments not subscribed by government	5,157		Net amount included in T1 own funds (COREP line 1.1.4.1a + COREP lines from 1.1.2.2***01 to 1.1.2.2***05 + COREP line 1.1.5.2a (negative amount)) not subscribed by government
Tier 1 Capital (E+F) (Total original own funds for general solvency purposes)	31,136	9.34%	COREP CA 1.4 = COREP CA 1.1 + COREP CA 1.3.T1* (negative amount)
RWA as of end September 2011 including add-on for CRD3 [2]	333,283		
Of which: RWA add-on for CRD III as of end September 2011 [2]	7,722		
Sovereign Capital buffer			
G) Prudential filter (AFS sovereign assets in EEA as of 30th September 2011) (-/+)	878		Please report the prudential filter as a positive number if the AFS revaluation reserve for sovereign assets is negative. Please report the prudetnial filter as a negative number if the AFS revaluation reserve is positive. If the bank does not apply a prudential filter on AFS sovereign assets, please fill in zero.
H) Difference between the book value and the fair value of sovereign assets (Bonds and Loans and advances) in the HTM and Loans & Receivables portfolios (3).	1,435		Difference between the book value and the fair value at the reference date. Please provide a positive number if the book value is larger than the fair value of sovereign assets. Please provide a negative number if the book value is smaller than the fair value of the sovereign assets.
Sovereign capital buffer for exposures in EEA (G+H)	2,313	0.69%	Sum of Prudential filter and valuation. If negative it is set to 0
Overall Shortfall after including sovereign capital buffer	6,329	1.90%	9%RWA-(Core Tier 1 including existing government support measures-Sovereign capital buffer for exposures in EEA); if >0.

Notes and definitions

(1) The amount is already included in the computation of the eligible capital and reserves and it is provided separately for information purposes.

(2) According with CRD3 it can include also 50% securitisation exposures in the trading book subject to 1250% risk weight and not included in RWA.

(3) It includes also possible differences between the book value and the fair value of: i) direct sovereign exposures in derivatives; ii) indirect sovereign exposures in the banking and trading book

Exposures to sovereigns (central, regional and local governments) in EEA, as of 30 September 2011, mln EUR

Name of the bank: ES060 BANCO BILBAO VIZCAYA ARGENTARIA S.A. (BBVA)

Residual Maturity	Country	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)	of which: loans and advances in the HTM and Loans and receivables portfolios	NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)	of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading (2)	DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1) Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet) Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Memo Item Nominal Value Debt securities in HTM and Loans and Receivables portfolios	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
3M	Austria	0	0	0	0	0	0	0	0	0		0	0	0
1Y		4	0	4	4	0	0	0	0	4		0	0	0
2Y		2	0	2	2	0	0	0	0	2		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		15	0	15	5	0	10	0	0	4		0	0	0
10Y		4	0	-2	0	0	-2	0	0	0		0	0	0
15Y		0	0	-2	0	0	-2	0	0	0		0	0	0
Tot		25	0	17	11	0	6	0	0	10	0	0	0	0
3M	Belgium	0	0	0	0	0	0	0	0	0		0	0	0
1Y		53	40	53	13	0	0	0	0	0		1	-1	0
2Y		1	0	1	0	0	1	0	8	0		0	0	0
3Y		19	0	19	18	0	1	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		7	0	-49	0	0	-49	0	-5	0		0	0	0
15Y		34	34	34	0	0	0	0	0	0		0	0	0
Tot		114	74	58	31	0	-47	0	3	0	0	1	-1	0
3M	Bulgaria	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Cyprus	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Czech Republic	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		15	0	15	15	0	0	0	0	0		1	0	-1
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		9	0	9	9	0	0	0	0	8		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		24	0	24	24	0	0	0	0	8	0	1	0	-1
3M	Denmark	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Estonia	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Finland	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		27	0	27	0	0	27	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		27	0	27	0	0	27	0	0	0	0	0	0	0
3M	France	21	0	21	21	0	0	0	0	0		0	0	0
1Y		240	0	240	2	0	238	0	0	2		0	0	0
2Y		6	0	6	2	0	4	0	0	2		0	0	0
3Y		19	0	-12	0	0	-29	0	0	17		0	0	0
5Y		18	0	18	0	0	6	0	0	11		0	0	0
10Y		229	0	191	0	0	-33	0	-3	215		0	0	0
15Y		1	0	-6	0	0	-7	0	0	0		0	0	0
Tot		534	0	458	25	0	179	0	-3	247	0	0	0	0

Residual Maturity	Country	GROSS DIRECT LONG EXPOSURES (accounting value gross of provisions) (1)	of which: loans and advances in the HTM and Loans and receivables portfolios	NET DIRECT POSITIONS (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to other counterparties only where there is maturity matching) (1)	of which: Available for sale financial assets (AFS)	of which: Financial assets designated at fair value through profit or loss (FVO)	of which: Financial assets held for trading (2)	DIRECT SOVEREIGN EXPOSURES IN DERIVATIVES (1) – Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	INDIRECT SOVEREIGN EXPOSURES (3) (on and off balance sheet) – Net position at fair values (Derivatives with positive fair value + Derivatives with negative fair value)	Memo Item – Nominal Value Debt securities in HTM and Loans and Receivables portfolios	Provisions and write-off on Sovereign assets (loans, advances and debt securities) (+)	Prudential filter AFS sovereign assets (including the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Reserve AFS sovereign assets (gross the fair value of Cash flow and fair value hedging contracts) (+/-) (4)	Fair value of Cash flow and fair value hedging contracts on AFS sovereign assets (+/-) (4)
3M	Germany	97	0	97	0	0	97	0	0	0		0	0	0
1Y		788	0	715	4	0	643	0	0	82		0	0	0
2Y		29	0	-51	0	0	-51	2	0	0		0	0	0
3Y		31	0	-45	0	0	-45	0	-1	6		0	0	0
5Y		288	0	119	0	0	119	3	0	22		0	0	0
10Y		124	0	18	0	0	18	-10	-1	29		0	0	0
15Y		66	0	64	0	0	65	3	0	0		0	0	0
Tot		1,423	0	917	4	0	846	-2	-2	139	0	0	0	0
3M	Greece (5)	0	0	0	0	0	0	0	0	0		0	0	0
1Y		9	0	9	9	0	0	0	0	0		9	-9	0
2Y		46	15	46	2	0	0	0	-6	35		2	-2	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	-1	0		0	0	0
10Y		10	0	10	0	0	0	0	0	20		0	0	0
15Y		47	0	47	0	0	0	0	0	105		0	0	0
Tot		112	15	112	11	0	0	0	-7	160	85	11	-11	0
3M	Hungary	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		24	0	24	24	0	0	0	0	0		1	-1	0
10Y		34	0	34	34	0	0	0	0	0		6	-5	-1
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		58	0	58	58	0	0	0	0	0	0	7	-6	-1
3M	Iceland	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Ireland	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	1	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	1	0	0	0	0	0
3M	Italy	51	50	51	0	0	1	0	0	0		0	0	0
1Y		271	104	271	30	0	134	0	0	7		8	-8	0
2Y		75	7	70	2	0	54	0	0	9		0	0	0
3Y		706	6	706	0	0	80	0	0	606		0	0	0
5Y		1,858	7	1,688	38	0	-127	0	-18	1,800		3	0	-3
10Y		628	0	503	15	0	-59	0	-2	555		3	0	-3
15Y		677	81	633	567	0	-15	0	-3	0		216	-28	-188
Tot		4,266	255	3,922	652	0	68	0	-23	2,977	0	230	-36	-194
3M	Latvia	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Liechtenstein	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Lithuania	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0
3M	Luxembourg	0	0	0	0	0	0	0	0	0		0	0	0
1Y		0	0	0	0	0	0	0	0	0		0	0	0
2Y		0	0	0	0	0	0	0	0	0		0	0	0
3Y		0	0	0	0	0	0	0	0	0		0	0	0
5Y		0	0	0	0	0	0	0	0	0		0	0	0
10Y		0	0	0	0	0	0	0	0	0		0	0	0
15Y		0	0	0	0	0	0	0	0	0		0	0	0
Tot		0	0	0	0	0	0	0	0	0	0	0	0	0

NET DIRECT POSITIONS GROSS DIRECT LONG EXPOSURES (accounting (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to DIRECT SOVEREIGN INDIRECT SOVEREIGN (1) (1) EXPOSURES IN EXPOSURES (3) value gross of provisions) other counterparties only where there is maturity matching) (1) Memo Item DERIVATIVES (on and off balance sheet) Prudential filter Reserve Provisions and Fair value of Cash AFS sovereign assets AFS sovereign assets write-off on flow and fair value (including the fair (gross the fair value of Maturity Nominal Value Sovereign assets hedging contracts on Country value of Cash flow and Cash flow and fair Debt securities (loans, advances AFS sovereign fair value hedging value hedging of which: loans and of which: Available for of which: Financial assets Net position at fair values Net position at fair values in HTM and Loans and debt securities) contracts) contracts) assets (4) Residual advances in the HTM designated at fair value of which: Financial assets (Derivatives with positive fair (Derivatives with positive fair and Receivables (+) (4) (4) (+/-) sale financial assets (+/-) (+/-) and Loans and through profit or loss held for trading(2) value + Derivatives with value + Derivatives with portfolios (AFS) receivables portfolios (FVO) negative fair value) negative fair value) 3 M 0 0 0 0 0 0 0 0 0 0 0 0 1 Y 0 0 0 0 0 0 0 0 0 0 0 0 2 Y 0 0 0 0 0 0 0 0 0 0 0 0 3 Y Austria Malta 0 0 0 0 0 0 0 0 0 0 0 0 5 Y 0 0 0 0 0 0 0 0 0 0 0 0 10 Y 0 0 0 0 0 0 0 0 0 0 0 0 15 Y 0 0 0 0 0 0 0 0 0 0 0 0 Tot 0 0 0 0 0 0 0 0 0 0 0 0 0 3 M 17 0 17 0 0 17 0 0 0 0 0 0 1 Y 2 0 2 0 0 2 0 0 0 0 0 0 2 Y 1 0 1 0 0 1 0 0 0 0 0 0 3 Y 0 0 0 0 0 0 0 0 0 0 0 0 5 Y Netherlands 15 0 15 0 0 15 0 0 0 0 0 0 10 Y 0 0 0 0 0 0 0 0 0 0 0 0 15 Y 0 0 -6 0 0 -6 0 0 0 0 0 0 Tot 35 0 29 0 0 29 0 0 0 0 0 0 0 3 M 0 0 0 0 0 0 0 0 0 0 0 0 1 Y 0 0 0 0 0 0 0 0 0 0 0 0 2 Y 0 0 0 0 0 0 0 0 0 0 0 0 3 Y 0 0 0 0 0 0 0 0 0 0 0 0 5 Y Norway 0 0 0 0 0 0 0 0 0 0 0 0 10 Y 0 0 0 0 0 0 0 0 0 0 0 0 15 Y 0 0 0 0 0 0 0 0 0 0 0 0 Tot 0 0 0 0 0 0 0 0 0 0 0 0 0 3 M 0 0 0 0 0 0 0 0 0 0 0 0 1 Y 0 0 0 0 0 0 0 0 0 0 0 0 2 Y 0 0 0 0 0 0 0 0 0 0 0 0 3 Y 11 0 11 11 0 0 0 0 11 0 0 0 5 Y Poland 81 0 81 81 0 0 0 0 4 3 1 -4 10 Y 90 0 90 90 0 0 0 0 0 11 -2 -9 15 Y 4 0 4 4 0 0 0 0 0 2 -1 -1 Tot 186 0 186 186 0 0 0 0 15 0 16 -2 -14 3 M 201 186 201 0 0 15 0 0 0 0 0 0 1 Y 134 50 130 18 0 49 0 0 40 0 0 0 2 Y 4 4 2 0 0 -2 0 -1 0 0 0 0 3 Y 1 1 1 0 0 0 0 0 0 0 0 0 5 Y Portugal 1 1 1 0 0 0 0 0 0 0 0 0 10 Y 71 64 71 0 0 7 0 0 0 4 -4 0 15 Y 73 73 70 0 0 -3 0 0 0 0 0 0 Tot 485 379 476 18 0 66 0 -1 40 0 4 -4 0 3 M 1 1 1 0 0 0 0 0 0 0 0 0 1 Y 0 0 0 0 0 0 0 0 0 0 0 0 2 Y 3 0 3 3 0 0 0 0 0 0 0 0 3 Y 16 0 16 16 0 0 0 0 0 0 0 0 5 Y Romania 57 0 57 57 0 0 0 0 0 0 0 0 10 Y 0 0 0 0 0 0 0 0 0 0 0 0 15 Y 0 0 0 0 0 0 0 0 0 0 0 0 Tot 77 1 77 76 0 0 0 0 0 0 0 0 0 3 M 0 0 0 0 0 0 0 0 0 0 0 0 1 Y 0 0 0 0 0 0 0 0 0 0 0 0 2 Y 0 0 0 0 0 0 0 0 0 0 0 0 3 Y 0 0 0 0 0 0 0 0 0 0 0 0 5 Y Slovakia 0 0 0 0 0 0 0 0 0 0 0 0 10 Y 0 0 0 0 0 0 0 0 0 0 0 0 15 Y 0 0 0 0 0 0 0 0 0 0 0 0 Tot 0 0 0 0 0 0 0 0 0 0 0 0 0 3 M 0 0 0 0 0 0 0 0 0 0 0 0 1 Y 0 0 0 0 0 0 0 0 0 0 0 0 2 Y 0 0 0 0 0 0 0 0 0 0 0 0 3 Y 0 0 0 0 0 0 0 0 0 0 0 0 5 Y Slovenia 0 0 0 0 0 0 0 0 0 0 0 0 10 Y 0 0 0 0 0 0 0 0 0 0 0 0 15 Y 0 0 0 0 0 0 0 0 0 0 0 0 Tot 0 0 0 0 0 0 0 0 0 0 0 0 0 3 M 8,736 5,068 8,736 267 0 3,323 1 0 74 0 0 0 1 Y 8,274 5,364 8,183 761 45 1,977 2 0 175 1 -1 0 2 Y 4,647 1,739 4,482 2,650 0 91 3 0 9 22 -22 0 3 Y 6,772 1,919 6,544 4,528 0 39 34 0 63 141 -58 -83 5 Y Spain 11,071 4,589 10,933 4,958 0 217 20 0 1,160 192 -38 -154 10 Y 14,486 7,387 14,210 2,246 0 24 18 0 4,350 251 -49 -202 15 Y 2,063 1,139 1,803 0 0 0 11 0 550 0 0 0 Tot 56,049 27,205 54,891 15,410 45 5,671 89 0 6,381 0 607 -168 -439 3 M 0 0 0 0 0 0 0 0 0 0 0 0 1 Y 0 0 0 0 0 0 0 0 0 0 0 0 2 Y 0 0 0 0 0 0 0 0 0 0 0 0 3 Y 0 0 0 0 0 0 0 0 0 0 0 0 5 Y Sweden 0 0 0 0 0 0 0 0 0 0 0 0 10 Y 0 0 0 0 0 0 0 0 0 0 0 0 15 Y 0 0 0 0 0 0 0 0 0 0 0 0 Tot 0 0 0 0 0 0 0 0 0 0 0 0 0

NET DIRECT POSITIONS GROSS DIRECT LONG EXPOSURES (accounting (gross of provisions and write-off exposures (long) net of cash short position of sovereign debt to DIRECT SOVEREIGN INDIRECT SOVEREIGN (1) (1) EXPOSURES IN EXPOSURES (3) value gross of provisions) other counterparties only where there is maturity matching) (1) Memo Item DERIVATIVES (on and off balance sheet) Prudential filter Reserve Provisions and Fair value of Cash AFS sovereign assets AFS sovereign assets write-off on flow and fair value (including the fair (gross the fair value of Maturity Nominal Value Sovereign assets hedging contracts on Country value of Cash flow and Cash flow and fair Debt securities (loans, advances AFS sovereign fair value hedging value hedging of which: loans and of which: Available for of which: Financial assets Net position at fair values Net position at fair values in HTM and Loans and debt securities) contracts) contracts) assets (4) Residual advances in the HTM designated at fair value of which: Financial assets (Derivatives with positive fair (Derivatives with positive fair and Receivables (+) (4) (4) (+/-) sale financial assets (+/-) (+/-) and Loans and through profit or loss held for trading(2) value + Derivatives with value + Derivatives with portfolios (AFS) receivables portfolios (FVO) negative fair value) negative fair value) 3 M 115 0 115 113 0 2 0 0 0 0 0 0 1 Y 0 0 0 0 0 0 3 0 0 0 0 0 2 Y 0 0 0 0 0 0 0 0 0 0 0 0 3Y United Austria Kingdom 0 0 0 0 0 0 -5 0 0 0 0 0 5 Y 0 0 0 0 0 0 0 0 0 0 0 0 10 Y 0 0 0 0 0 0 0 0 0 0 0 0 15 Y 0 0 0 0 0 0 0 0 0 0 0 0 Tot 114 0 114 112 0 2 -2 0 0 0 0 0 0 TOTAL EEA 30 63,529 27,929 61,366 16,618 45 6,847 85 -32 9,977 85 878 -229 -649 Notes and definitions (1) The exposures reported cover only exposures to central, regional and local governments on immediate borrower basis, and do not include exposures to other counterparts with full or partial government guarantees (2) The banks disclose the exposures in the “Financial assets held for trading” portfolio after offsetting the cash short positions having the same maturities. (3) The exposures reported include the positions towards counterparts (other than sovereign) on sovereign credit risk (i.e. CDS, financial guarantees) booked in all the accounting portfolio (on-off balance sheet). Irrespective of the denomination and or accounting classification of the positions the economic substance over the form must be used as a criteria for the identification of the exposures to be included in this column. This item does not include exposures to counterparts (other than sovereign) with full or partial government guarantees by central, regional and local governments (4) According with CEBS Guidelines on prudential filters it is required a consistent treatment of gains and losses resulting from a transaction whereby a cash flow hedge is created for an available for sale instrument: i.e. if the gains on the hedged item are recognised in additional own funds, so should the results of the corresponding cash flow hedging derivative. Moreover if fair-value hedging contracts on sovereign assets are taken in consideration for the computation of the prudential filters (before their removal), the FV of such contracts must be reported in the column AB. (5) Please report gross and net direct positions before eventual write-off (PSI); in the column provisions must be included eventual write-off (PSI).

Composition of RWA as of 30 September 2011 Name of the bank: ES060 BANCO BILBAO VIZCAYA ARGENTARIA S.A. (BBVA) (in million Euro) Rules at the end of September CRD 3 rules Total RWA (1) 325,561 333,283 RWA for credit risk 279,476 279,476 RWA Securitisation and re-securitisations 5,708 5,708 RWA Other credit risk 273,768 273,768 RWA for market risk 10,355 18,077 RWA operational risk 35,730 35,730 Transitional floors (2) - - RWA Other - - Notes and definitions (1) The RWA calculated according to CRD III can be based on models that have not yet been approved by the National Supervisory Authority. (2) All IRB/AMA banks in the exercise have applied transitional floor which assess the impact 80% of the Basel 1 requirements. However, wide divergences in national approaches to the floors means that two main approaches have been identified as set out in the methodological note. The transitional floor has been applied according to the following approach: option 1

CDS and other contract Sovereign exposures (central, regional and local governments) in EEA towards other counterparties, as of 30 September 2011, mln EUR Name of the bank: ES060 BANCO BILBAO VIZCAYA ARGENTARIA S.A. (BBVA) Credit default swaps (CDS) and other contracts (1) Bank is protection seller Bank is protection buyer Country (2) Notional amount Notional amounts outstanding outstanding (3) (3) Austria 25 47 Belgium 143 103 Bulgaria - - Cyprus - - Czech Republic - - Denmark 3 3 Estonia - - Finland - - France 68 46 Germany 158 156 Greece 46 33 Hungary 1 - Iceland - - Ireland 59 59 Italy 432 257 Latvia - - Liechtenstein - - Lithuania - - Luxembourg - - Malta - - Netherlands - - Norway - - Poland - - Portugal 87 80 Romania - - Slovakia - - Slovenia - - Spain - - Sweden - - United Kingdom 14 33 (1) It includes credit derivatives and other credit risk transfer contracts/instruments that irrespective of the denomination respresent indirect exposures (as protection seller/buyer) on sovereign risk (reference entity) (2) The country identifies the reference entity single name of the CDS and other contracts. (3) Notional amounts outstanding: Nominal or notional amounts outstanding are defined as the gross nominal or notional value of all contracts concluded and not yet settled on the reporting date. For contracts with variable nominal or notional principal amounts, the basis for reporting is the nominal or notional principal amounts at the time of reporting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 8, 2011	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer